

02048879

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 154 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

AIG SUNAMERICA INC.
(Exact Name of Registrant as Specified in Charter)

0000054727
(Registrant CIK Number

Form 11-K, for the fiscal year ended December 31, 2001, dated June 14, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

1-4618

(Name of Person Filing the Documents (If Other Than the Registrant)

SIGNATURES

FILINGS MADE BY REGISTRANT. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, June 14, 2002.

AIG SUNAMERICA INC.
(Registrant)

By: 
Maurice S. Hebert
Vice President and Controller
SunAmerica Life Companies

PRICEWATERHOUSECOOPERS



SEC MAIL PROCESSING
RECEIVED
2002
WASH. D.C.
SECTION

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001 and 2000

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2001 AND 2000

INDEX TO FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE — PAGE

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071-3405
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants

To the Participants and Administrator of
SunAmerica Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SunAmerica Profit Sharing and Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 14, 2002

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value (Note 3)	$ 105,155,248	$ 117,471,284
Participant loan balance	1,149,899	1,208,769
Total investments	106,305,147	118,680,053
Receivables:		
Employer contributions	116,533	1,351
Participant contributions	217,589	2,118
Other	502	-
Total receivables	334,624	3,469
Total assets	$ 106,639,771	$ 118,683,522
Net assets available for benefits	$ 106,639,771	$ 118,683,522

See accompanying notes to the financial statements.

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Additions:	
Additions to net assets attributed to:	
Investment Income:	
Net depreciation in fair value of investments (Note 3)	$ (19,630,920)
Interest and dividends	1,842,089
	(17,788,831)
Contributions:	
Participant	8,030,203
Employer	3,361,171
Other	(36,971)
	11,354,403
Total additions	(6,434,428)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	5,596,692
Administrative expenses (Note 4)	12,631
Total deductions	5,609,323
Net decrease	(12,043,751)
Net assets available for benefits:	
Beginning of year	118,683,522
End of year	$ 106,639,771

See accompanying notes to the financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the SunAmerica Profit Sharing and Retirement Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

1. General - The Plan, as established July 1, 1982 and amended January 1, 1987, April 1, 1989, April 4, 1989, April 1, 1993, April 1, 1995, September 1, 1995, November 1, 1996, and January 1, 1998, is a defined contribution plan covering employees of SunAmerica Inc. and its subsidiaries (the "Company"). The Plan is written in order to be qualified under sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). On January 1, 1999, SunAmerica Inc. merged with and into American International Group, Inc. (AIG) in a tax-free reorganization that was treated as a pooling of interests in accordance with generally accepted accounting principles.

2. Participation - All individuals actively employed (including part-time employees, except those hired on a temporary basis) by the Company are eligible to participate in the Plan (the "Participants") on the first day of the month following completion of three months of service.

3. Contributions - Active Participants in the Plan may contribute from 1% to 10% of their eligible earnings up to $10,500 to the Plan on a pretax basis. The Company makes a 100% matching contribution to the account of each Participant who contributes to the Plan, up to 4% of the Participant's eligible earnings. An active Participant may also contribute amounts received from another qualified plan ("Rollover Contributions").

   In addition, at the end of each calendar year, the Board of Directors of the Company may, at its sole discretion, elect to contribute (the "Elective Employer Contribution") to the accounts of some or all of the Participants.

4. Vesting - Participants are fully vested in their own contributions to the Plan, Rollover Contributions, Elective Employer Contributions, and all income earned thereon. Participants become vested in employer matching contributions allocated to their accounts in accordance with the following rules:

   a. With respect to employer matching contributions made prior to January 1, 1986, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing 10 years of service, death, Plan termination, or being employed by the Company on or after January 1, 1989.

   b. With respect to employer matching contributions made on or after January 1, 1986, but before January 1, 1989, Participants are considered to be fully vested.

   c. With respect to employer matching contributions made on or after January 1, 1989, Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination. In addition, in connection with a reorganization of the Company, employer matching contributions for certain Participants employed by the Company in Atlanta, Georgia are considered to be fully vested as a result of the Participant having remained actively employed until their termination by the Company.

   d. With respect to Participants employed by certain subsidiaries on the respective dates such companies were acquired by the Company, the following apply:

      i. Financial Service Corporation (FSC) - All FSC Participants are fully vested in employer matching contributions as of November 1, 1997. With respect to employer matching contributions made after November 1, 1997, FSC Participants become fully vested upon reaching normal retirement age, becoming permanently disabled, completing five years of service, death, or Plan termination.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

ii. John Alden New York (JANY) - All JANY Participants follow the Company's vesting schedule, which applies to employer matching contributions made after January 1, 1989. In addition, each JANY Participant retains his or her original service start date.

iii. Keogler Investment Advisory, Inc. (Keogler) - All Keogler Participants are fully vested as of December 31, 1997.

iv. Sentra Securities Corporation and Spelman & Company, Inc. (Sentra/Spelman) - All Sentra/Spelman Participants follow the Company's vesting schedule, which applies to employer matching contributions made after January 1, 1989. In addition, each Sentra/Spelman Participant retains his or her original service start date.

5. Distribution of Benefits - The normal method of payment to terminated Participants with vested account balances is either a lump sum distribution or direct transfer to an outside IRA, qualified plan provider, or a Fidelity IRA. Other options include a Qualified Joint and Survivor Annuity, a Life annuity or an annuity with 10 years certain.

   In-service withdrawals are permitted by Participants suffering a financial hardship. Amounts needed to satisfy the hardship may only be taken from the Participant's pretax contributions and Rollover Contributions. Vested employer matching contributions are not available for hardship withdrawals. Participants withdrawing under the financial hardship provision will be suspended from further contributions to the Plan for a period of one year.

6. Participant Loan Program - Actively employed Participants may apply for a loan from their accounts. All loans are subject to the following terms:

   - Loans are permitted only for the following purposes: purchase of a principal residence (excluding mortgage payments); medical expenses; tuition payments for post-secondary education; prevention of eviction or foreclosure on principal residence; and funeral expenses incurred for a family member.

   - The Funds available for loans include Rollover Contributions, pre-tax contributions, after-tax contributions, vested Company match, elective employer contributions and account earnings. Elective employer contributions made with shares of AIG common stock are not available for lending.

   - The lesser of the amount of the loan or 50% of the vested account balance is pledged as security for the loan.

   - The minimum loan amount is $1,000. The maximum loan amount is the lesser of 50% of the Participant's vested account balance or $50,000 (reduced by any outstanding loan balance and certain other prior loan amounts). Only one loan may be outstanding at any time.

   - Loans must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the maximum loan period is fifteen years. The interest rate is adjusted quarterly, and is the sum of the prime rate published in the Wall Street Journal on the first business day of each quarter, plus one percentage point.

   - Loan payments are made through payroll deductions and are reinvested in the Participant's account according to current investment choices. All loans can be prepaid at any time, provided that the total outstanding balance is repaid in a single lump sum.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

- If employment is terminated with the Company for any reason, any loan outstanding becomes due and payable within 90 days of termination. Any loan that is 90 days overdue is automatically considered in default and is treated as a withdrawal of funds and taxed accordingly.

7. Forfeitures - A Participant who terminates his or her employment with the Company forfeits the unvested value of his or her employer matching contributions and the earnings thereon at the time either of the following events occurs: 1) the date on which the Participant incurs his first break in service; or 2) the date on which the Participant receives a distribution from the Plan. However, for Participants who are not vested at the time they terminate employment, employer matching contributions and the earnings thereon are forfeited as soon as administratively possible.

   As of December 31, 2001, the balance in the Plan's forfeiture account is $97,100, which will be used to reduce future contributions made by the Company.

8. Investment Funds - The administration and investment of the Plan's assets is pursuant to a Trust Agreement with Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Each Participant directs the investment of contributions made on his or her behalf to one of several fund alternatives.

   The following are the available fund alternatives at December 31, 2001:

   AIG Common Stock

   Effective January 1, 1999, SunAmerica Inc. merged with AIG. As a result, all SunAmerica stock was converted to AIG stock, on the basis of one (1) share of SunAmerica stock equal to 0.855 share of AIG stock. AIG Common Stock (the "Stock") is considered a growth stock. The value of an investment can rise or fall depending on general factors affecting the stock market and specific factors affecting the Company's business. Investment in the Stock does not constitute a diversified investment program or a managed investment such as a mutual fund, and therefore, its value and returns may fluctuate more than diversified investment options. Investment in this fund is limited to a maximum of 25% of a Participant's payroll contributions to the Plan. A Participant may not transfer money into this fund from other funds. The Stock distributes a quarterly cash dividend.

   SunAmerica New Century Fund Z

   SunAmerica New Century Fund Z, formerly named SunAmerica Small Company Growth Fund, is an aggressive growth fund which seeks long-term capital growth by investing primarily in stocks of small, lesser known companies or industries, such as telecommunications, media and biotechnology. Such small cap companies generally have market capitalizations of under $1 billion. The stocks of smaller companies may have more abrupt or erratic price movements than stocks of larger companies. The Fund may also invest in debt securities. Share price and return will vary. Class Z shares are available through the Plan. The Fund is managed by SunAmerica Asset Management Corp. and distributed by SunAmerica Capital Services, Inc.

   Fidelity Magellan Fund

   Fidelity Magellan Fund is an aggressive growth fund which seeks long-term capital appreciation. The Fund invests in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk. The Fund's share price and return will vary.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Fidelity Contrafund

Fidelity Contrafund is a growth fund which seeks capital appreciation by investing mainly in the securities of companies whose value is not fully recognized by the public. The Fund invests in domestic and foreign common stocks and securities convertible into common stock, but it may purchase other securities that produce capital appreciation. Investing in undervalued stocks, out of favor stocks or stocks of companies experiencing positive fundamental change can lead to investments in small companies which are not well known. The stock of small companies may be subject to more frequent and greater price changes than other companies. The Fund's share price and return will vary.

Fidelity Equity-Income Fund

Fidelity Equity-Income Fund is a growth and income fund which seeks a yield that exceeds the composite yield of the S&P 500, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks, but can also invest in bonds and convertible securities. The Fund's share price, return and dividend amounts will vary.

Fidelity Growth Company Fund

Fidelity Growth Company Fund is an aggressive growth fund, which seeks long-term capital appreciation. The Fund invests primarily in common stocks and securities convertible into common stocks. It may invest in small, relatively new companies with an above-average growth potential or larger companies that appear undervalued relative to their potential return. The Fund's share price and return will vary.

Fidelity Growth & Income Portfolio

Fidelity Growth & Income Portfolio is a growth and income fund which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. The Fund invests in common stocks of companies offering growth of earnings potential while paying current dividends. The portfolio's share price, return and dividend amounts will vary.

Fidelity Capital & Income Fund

Fidelity Capital & Income Fund is an aggressive income fund which seeks current income and capital growth. The Fund may invest in any combination of debt and equity securities, but focuses on lower quality debt securities and securities of companies with uncertain financial positions. These investments provide greater potential for higher earnings, but present comparatively higher risks of untimely payment of principal and interest, default, greater price volatility, and therefore may present problems as to liquidity and valuation. Shares held less than 365 days are subject to a 1.0% redemption fee. The Fund's share price and return will vary.

Fidelity OTC Portfolio

Fidelity OTC Portfolio is a growth fund which seeks long-term capital appreciation by investing primarily in securities traded on the Over-the-Counter ("OTC") securities market. Securities in which the portfolio may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those listed on the New York and American Stock Exchanges. These securities may be subject to more abrupt or erratic market movements than securities of larger companies, and thus may involve greater investment risk. The portfolio's share price and return will vary.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Spartan U.S. Equity Index Portfolio

Spartan U.S. Equity Index Portfolio is a growth and income fund which seeks to provide returns consistent with those of the Standard & Poor's 500 index. This index is comprised of common stocks. The portfolio's share price, return and dividend amounts will vary.

Fidelity Aggressive Growth Fund

Fidelity Aggressive Growth Fund, formerly named Fidelity Emerging Growth Fund, is a growth mutual fund whose goal is to increase its investment value over the long-term through capital growth. The Fund invests primarily in stocks of small and medium sized developing companies that have potential to grow rapidly in earnings and revenues. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of 1.50% is charged on shares held less than 90 days. Share price and return will vary.

Fidelity Emerging Markets Fund

Fidelity Emerging Markets Fund seeks capital appreciation from emerging markets around the world. The Fund emphasizes countries with relatively low gross national product (GNP) per capita compared to the world's major economies, and with the potential for rapid economic growth. Many investments in emerging markets can be considered speculative, and therefore may offer higher potential for gains and losses than the developed markets of the world. Investments in emerging markets can involve significant risks. This Fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares. If shares are sold in less than 90 days, the Fund will deduct a short-term trading fee of 1.5% of the value of shares owned. Share price and return will fluctuate.

Fidelity Managed Income Portfolio

Fidelity Managed Income Portfolio pools the assets of many qualified retirement plans to purchase a portfolio of fixed income investments, primarily consisting of Guaranteed Investment Contracts (GICs). In addition, for purposes of liquidity, the Portfolio purchases units in one or more money market portfolios which may invest in investments backed by the U.S. government. The GICs are purchased from approved insurance carriers and banks and include Index GICs, whose rate and maturity are reset periodically, and longer-term GICs with fixed rates of interest. The issuer of the contract guarantees the payment of interest and the return of principal at maturity. While the portfolio's return will fluctuate, management will strive to maintain a stable dollar unit value.

Fidelity Retirement Money Market Portfolio

Fidelity Retirement Money Market Portfolio is a money market fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. While the portfolio's return will fluctuate, management strives to maintain a stable dollar share price.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Fidelity Low-Priced Stock Fund

Fidelity Low-Priced Stock Fund is a growth mutual fund which invests primarily in stocks of companies considered undervalued or out of favor with other investors and therefore offer the possibility for significant growth. These stocks are often those of smaller, less well-known companies. This Fund carries a "short-term trading fee," which is charged to discourage short-term buying and selling of Fund shares. There is a 1.5% short-term trading fee charged for shares held less than 90 days. Share price and return will vary.

After December 31, 2000, this Fund was no longer available as an investment option for Participants. Therefore, all remaining balances as of January 2, 2001 were transferred to the Neuberger & Berman Genesis Trust Fund.

Fidelity Dividend Growth Fund

Fidelity Dividend Growth Fund is a growth mutual fund which seeks to increase investment value over the long-term through capital growth. The Fund invests in stocks of companies that have the potential to increase the amount of dividends provided or begin paying them if none are distributed, and focuses on medium-to-large companies. The Fund does not invest for income. Share price and return will vary.

Fidelity U.S. Bond Index Fund

Fidelity U.S. Bond Index Fund is an income mutual fund whose goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Fund invests in investment-grade debt securities (medium to high quality, or above) with maturities of at least one year, including U.S. Treasury and Government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities. Yield and return will vary.

Fidelity Real Estate Investment Portfolio

Fidelity Real Estate Investment Portfolio is a growth and income mutual fund whose goal is to provide an above-average level of income as well as capital growth over time. The Fund seeks to provide a yield that exceeds that of the S&P 500. The Fund invests primarily in stocks of domestic and foreign companies in the real estate industry. As a result, its investments are sensitive to conditions in the real estate industry, such as real estate values, property taxes, overbuilding and interest rates. This fund carries a "short-term trading fee," which is a charge to discourage short-term buying and selling of fund shares. There is a 0.75% short-term trading fee charged for shares held less than 90 days. Share price and return will vary.

INVESCO Total Return Fund

INVESCO Total Return Fund is a balanced asset allocation mutual fund which seeks to provide high total return through capital growth and current income. The Fund typically invests 30% in stocks and 30% in fixed and variable income securities (bonds), with the remaining 40% spread between stocks and bonds based on business, economic and market conditions. The Fund may also invest in foreign securities, which may involve greater risks. Share price, yield, and return will vary.

After December 31, 2000, this Fund was no longer available as an investment option for Participants. Therefore, all remaining balances as of January 2, 2001 were transferred to the MAS Balanced Adviser Portfolio.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Janus Twenty Fund

Janus Twenty Fund is a growth mutual fund with the goal to increase investment value over the long-term through capital growth. The Fund invests primarily in common stocks, both domestic and foreign. The Fund normally concentrates its investments in a core position of 20 to 30 common stocks. Share price and return will vary.

Janus Worldwide Fund

Janus Worldwide Fund is a growth mutual fund whose goal is to increase investment value over the long-term through capital growth. The Fund invests primarily in common stocks of foreign and domestic companies and has the flexibility to invest on a worldwide basis in companies and organizations of any size. It normally invests in issuers from at least five different countries, including the U.S.; however, the Fund may at times invest in fewer than five countries, or even a single country. Share price and return will vary.

MAS Balanced Adviser Portfolio

MAS Balanced Adviser Portfolio is a balanced mutual fund which seeks to provide current income and capital growth. The Fund generally invests approximately 60% in stocks and 40% in bonds, but the Fund can gradually shift the mix of stocks and bonds + / - 15% depending on the view of the stock and bond markets and economic conditions. The Fund mainly buys stocks in large, well-established U.S. companies and bonds from all sectors of the bond market, including U.S. Government or agency securities, corporate bonds, mortgage securities and international bonds. Share price and return will vary.

MAS High Yield Adviser Portfolio

MAS High Yield Adviser Portfolio is an income-producing corporate bond mutual fund whose goal is to provide above-average total returns from both income and price appreciation. The Fund invests primarily in high-yielding corporate bonds that are primarily below investment-grade (these investments are often referred to as "junk bonds"). Extensive research is done on the creditworthiness of the underlying corporations as they tend to be more financially uncertain than the U.S. Government or other stronger corporations. As a result, these bonds return higher yields in return for the increased risk. Share price, yield and return will vary.

MAS Value Adviser Portfolio

MAS Value Adviser Portfolio is a value-oriented stock mutual fund which seeks to provide above-average long-term returns relative to the broad stock market. The Fund invests mostly in common stocks of large companies that are considered undervalued or out of favor with other investors and therefore have strong potential for growth in stock price. Investments are spread across different types of companies and industries using a strict buy-and-sell discipline. Share price and return will vary.

After December 31, 2000, this Fund was no longer available as an investment option for Participants. Therefore, all remaining balances as of January 2, 2001 were transferred to the Fidelity Equity-Income Fund.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Neuberger & Berman Genesis Trust

Neuberger & Berman Genesis Trust is a small-cap value mutual fund which strives to provide long-term capital growth. The Fund invests primarily in common stocks of small-cap companies (those with market capitalizations of up to $1.5 billion at the time of investment). The portfolio looks for growth potential by investing in strong companies with solid performance histories and proven management, and it diversifies among many companies and industries. Share price and return will vary.

PIMCO Capital Appreciation Fund - Administrative Class

PIMCO Capital Appreciation Fund - Administrative Class is a growth mutual fund which seeks to increase investment value over the long-term through capital growth. The Fund invests in common stocks of companies selected from the 1,000 largest stocks (measured by market capitalization) with the potential for growth. Share price and return will vary.

Putnam Investors Fund A

Putnam Investors Fund A is a growth mutual fund which seeks long-term capital growth as well as increased income that results from such growth. The Fund invests primarily in common stocks of companies that can offer the best opportunity for capital growth over the long-term. Three main factors are considered: the general outlook of the economy, a study of various industries to determine those with the best possibilities for long-term growth, and a detailed study of what appear to be the most promising individual companies. The Fund may also invest in bonds. Share price and return will vary.

Putnam Voyager Fund A

Putnam Voyager Fund is a growth mutual fund which seeks to increase investment value over the long-term through capital growth. The Fund invests primarily in common stocks of both well-known, established companies and smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The Fund may also invest in bonds. Share price and return will vary.

Putnam International Growth Fund A

Putnam International Growth Fund A is a growth mutual fund that invests internationally, seeking capital appreciation over the long-term. The Fund invests primarily in stocks of all-sized companies located outside the U.S. that have the potential for growth. Investments include stocks of undervalued companies as well as inexpensive stocks of well-developed companies. Share price and return will vary.

Style Select Series Focus Portfolio Z

Style Select Series Focus Portfolio Z seeks long-term growth of capital. The Fund primarily invests in equity securities. Management has appointed three advisors who are each limited to a maximum of ten stock selections. Each advisor may emphasize different stock-picking styles and may invest in stocks of any market capitalization. The Fund focuses on companies it considers to have strong potential for high long-term earnings growth. Share price and return will vary.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

Style Select Series Large-Cap Value Portfolio Z

Style Select Series Large-Cap Value Portfolio Z is a value mutual fund whose goal is to increase investment value over the long-term through capital growth. The portfolio invests primarily in stocks of large-sized companies (with a market capitalization in excess of $5 billion) using a "value" style of investing (i.e., companies that are selling at a price that is low relative to their net worth). Large-cap companies generally have a substantial track record and are listed for trading on the nationally recognized stock exchanges or on the OTC market. The Fund may also invest in bonds. Share price and return will vary.

Style Select Series Value Portfolio Z

Style Select Series Value Portfolio Z is a growth mutual fund which seeks to increase investment value over the long-term through capital growth. The portfolio invests primarily in stocks of companies using a "value" style of investing without regard to the market capitalization of the issuer. It is expected that a significant portion of the Fund's investments will be in mid-cap companies, which have market capitalizations between $1 billion and $5 billion. These companies generally have a substantial track record and are listed for trading on the nationally recognized stock exchanges or on the OTC market. The Fund may also invest in bonds. Share price and return will vary.

Style Select Series Small-Cap Value Portfolio Z

Style Select Series Small-Cap Value Portfolio Z is an aggressive value mutual fund whose goal is to increase investment value over the long-term through capital growth. The Fund invests primarily in stocks of small-sized companies using a "value" style of investing. Small-cap companies generally have market capitalizations of less than $1 billion and have been in business for a shorter period of time than mid- or large-sized companies. The Fund may also invest in bonds. Share price and return will vary.

Style Select Series Aggressive Growth Portfolio Z

Style Select Series Aggressive Growth Portfolio Z is an aggressive growth mutual fund whose goal is to increase investment value over the long-term through capital growth. The Fund invests primarily in stocks of small and medium-sized companies. The market capitalization for small-cap companies is less than $1 billion and for mid-cap companies between $1 billion and $5 billion. In addition, small-cap companies have been in business for a shorter period of time than mid or large-sized companies. The Fund may also invest in bonds. Share price and return will vary.

Style Select Series International Equity Portfolio Z

Style Select Series International Equity Portfolio Z is a growth mutual fund that invests internationally, seeking to increase investment value over the long-term through capital growth. The Fund invests primarily in stocks of companies in countries other than the U.S., without regard to market capitalization. The Fund may also invest in countries with emerging markets, which involve greater risk. The Fund may also invest in bonds. Share price and return will vary.

After December 31, 2000, this Fund was no longer available as an investment option for Participants. Therefore, all remaining balances as of January 2, 2001 were transferred to the Putnam International Growth Fund A.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

SunAmerica Growth & Income Fund Z

SunAmerica Growth & Income Fund Z is a growth and income mutual fund whose goal is to provide a combination of capital growth and current income. The Fund primarily invests in common stocks that offer the potential for capital growth, current income or both. The Fund may also invest in preferred stocks, bonds, and other debt securities. The Fund may invest up to 15% of its assets in fixed-income securities rated below investment grade, which may involve greater risk. Share price and return will vary.

Templeton Foreign Fund A

Templeton Foreign Fund A is a growth mutual fund that invests internationally, seeking to increase investment value over the long-term through capital growth. The Fund invests primarily in common stocks and can purchase securities in any foreign country, developed or developing. Share price and return will vary.

Templeton Developing Markets Trust A

Templeton Developing Markets Trust A is a growth mutual fund whose goal is to increase investment value over the long-term through capital growth. The Fund invests primarily in common stocks of companies in developing markets. The Fund will focus on those developing market countries in which the economies are developing strongly. Share price and return will vary.

After December 31, 2000, this fund was no longer available as an investment option for Participants. Therefore, all remaining balances as of January 2, 2001 were transferred to the Fidelity Emerging Markets Fund.

Fidelity BrokerageLink

Fidelity BrokerageLink is a brokerage account offered by the Plan. It is not a mutual fund and is not managed by any of the Fidelity Investments group of companies. Brokerage services are provided through Fidelity Brokerage Services LLC, a member of the New York Stock Exchange and Securities Investor Protection Corporation. The Account's goal is to provide a broad range of investment possibilities that allow Participants to manage their retirement savings more actively. Participants may invest in most listed stocks, options (if approved for options trading), corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. Government agency bonds, certificates of deposit, unit investment trusts, foreign securities and other mutual funds (subject to the limitations of the Plan).

SunAmerica Focused Growth and Income Portfolio

SunAmerica Focused Growth and Income Portfolio is a multimanaged, focused growth and income fund seeking to provide high total return through a combination of capital appreciation and current income. It invests primarily in equity securities believed to be poised for growth, undervalued, or likely to pay quarterly dividends. The Portfolio is comanaged by Marsico Capital Management and SunAmerica Asset Management Corp (SAAMCo). The Portfolio's managers research and select stocks independently, thus creating diversification of investment style within the portfolio. Share price and return will vary.

NOTE 1- DESCRIPTION OF THE PLAN (CONTINUED)

SunAmerica Focused TechNet Portfolio

SunAmerica Focused TechNet Portfolio is a multimanaged, focused technology mutual fund seeking to provide high capital appreciation. It primarily invests in equity securities of companies of any size that the advisers believe are leading producers or beneficiaries of technological innovation. The Portfolio is comanaged by Dresdner Global Investors, Van Wagoner Capital Management, and SAAMCo. The Portfolio's managers research and select stocks independently, thus creating diversification of investment style within the portfolio. Share price and return will vary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

2. Expenses - Expenses incurred in the administration of the Plan, except for fees related to Participant loans, are absorbed by the Company.

3. Withdrawals and Benefits - Withdrawals and benefits are recorded when paid. As of December 31, 2001 and 2000, the account balances of terminated Participants amounted to $43,138,562 and $49,856,299, respectively.

4. Investments - Investments are valued at fair market value based upon quoted market prices of the respective funds or common stock. Purchases and sales are recorded as of the trade date. Investment income is recorded as earned. Participant loans are valued at cost, which approximates fair value.

5. Income Tax Status - The Plan obtained its latest determination letter on December 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

   In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a Participant's account are not subject to tax when credited.

   Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to regular taxes, most distributions received before a Participant is age 59 ½ will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code determined limits will be subject to a 15% excise tax.

6. Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, Participants will become one hundred percent (100%) vested in their accounts.

7. Net Appreciation/Depreciation - In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation in the fair value of investments which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

NOTE 3 - INVESTMENTS

The following reflects investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
AIG Common Stock, 272,832 and 279,687 shares, respectively	$ 21,662,865	$ 27,566,823
Fidelity Magellan Fund, 98,316 and 99,236 shares, respectively	$ 10,246,470	$ 11,838,875
Fidelity Growth Company Fund, 194,725 and 196,545 shares, respectively	$ 10,363,245	$ 14,039,185
Fidelity Growth & Income Portfolio, 227,212 and 226,856 shares, respectively	$ 8,493,193	$ 9,550,617
Fidelity Retirement Money Market Portfolio, 13,004,828 and 10,167,269 shares, respectively	$ 13,004,828	$ 10,167,269

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) declined in value by $19,630,920 as follows:

Mutual Funds	($13,881,669)
Common Stock	(5,348,908)
Fidelity BrokerageLink Activity *	(400,343)
	($19,630,920)

* As indicated in Note 1 "Description of the Plan," Fidelity BrokerageLink is a brokerage account offered by the Plan whereby Participants can actively manage their accounts and invest in a variety of financial products. Details regarding the net depreciation in fair value were not available and are thus provided in aggregate for the entire brokerage account.

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the acting Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $12,631 and $12,975 for the years ended December 31, 2001 and 2000 respectively.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

SUNAMERICA
PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (1)
AS OF DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Current Value
(2)	Fidelity Management Trust Company	Fidelity BrokerageLink	$	2,361,269
(2)	Fidelity Management Trust Company	American International Group Common Stock		21,662,865
(2)	Fidelity Management Trust Company	SunAmerica New Century Z		977,042
(2)	Fidelity Management Trust Company	Fidelity Magellan Fund		10,246,470
(2)	Fidelity Management Trust Company	Fidelity Contrafund		2,382,893
(2)	Fidelity Management Trust Company	Fidelity Equity-Income Fund		4,572,556
(2)	Fidelity Management Trust Company	Fidelity Growth Company Fund		10,363,245
(2)	Fidelity Management Trust Company	Fidelity Growth & Income Portfolio		8,493,193
(2)	Fidelity Management Trust Company	Fidelity Capital & Income Fund		245,865
(2)	Fidelity Management Trust Company	Fidelity OTC Portfolio		1,890,913
(2)	Fidelity Management Trust Company	Spartan U.S. Equity Index Portfolio		3,122,621
(2)	Fidelity Management Trust Company	Fidelity Aggressive Growth Fund		2,316,729
(2)	Fidelity Management Trust Company	Fidelity Emerging Markets		299,260
(2)	Fidelity Management Trust Company	Fidelity Managed Income Portfolio		2,751,214
(2)	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio		13,004,828
(2)	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund		-
(2)	Fidelity Management Trust Company	Fidelity Dividend Growth Fund		1,220,176
(2)	Fidelity Management Trust Company	Fidelity U.S. Bond Index Fund		3,811,554
(2)	Fidelity Management Trust Company	Fidelity Real Estate Investment Portfolio		438,392
(2)	Fidelity Management Trust Company	Invesco Total Return Fund		-
(2)	Fidelity Management Trust Company	Janus Twenty Fund		3,597,330
(2)	Fidelity Management Trust Company	Janus Worldwide Fund		1,859,064
(2)	Fidelity Management Trust Company	MAS Balanced Adviser Portfolio		1,171,415
(2)	Fidelity Management Trust Company	MAS High Yield Adviser Portfolio		243,302
(2)	Fidelity Management Trust Company	MAS Value Adviser Portfolio		-
(2)	Fidelity Management Trust Company	Neuberger & Berman Genesis Trust		1,080,147
(2)	Fidelity Management Trust Company	PIMCO Capital Appreciation Fund Administrative Class		258,685
(2)	Fidelity Management Trust Company	Putnam Investors Fund A		453,130
(2)	Fidelity Management Trust Company	Putnam Voyager Fund A		353,467
(2)	Fidelity Management Trust Company	Putnam International Growth Fund A		760,987
(2)	Fidelity Management Trust Company	Style Select Series Focus Portfolio Z		1,527,364
(2)	Fidelity Management Trust Company	Style Select Series Large-Cap Value Portfolio Z		257,394
(2)	Fidelity Management Trust Company	Style Select Series Value Portfolio Z		203,228
(2)	Fidelity Management Trust Company	Style Select Series Small-Cap Value Portfolio Z		727,618
(2)	Fidelity Management Trust Company	Style Select Series Aggressive Growth Portfolio Z		743,996
(2)	Fidelity Management Trust Company	Style Select Series International Equity Portfolio Z		-
(2)	Fidelity Management Trust Company	SunAmerica Growth & Income Z		216,729
(2)	Fidelity Management Trust Company	Templeton Foreign Fund A		1,054,065
(2)	Fidelity Management Trust Company	Templeton Developing Markets Trust A		-
(2)	Fidelity Management Trust Company	SunAmerica Focus Growth Income		135,992
(2)	Fidelity Management Trust Company	SunAmerica Focus TechNet		350,250
(2)	Fidelity Management Trust Company	Participant Loan Balance (3)		1,149,899
		Total Investments	$	106,305,147

(1) Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.
(2) Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
(3) Interest rates on participant loans ranged from 7.00% to 10.50%. The total balance of loans in default was $304,724.

See Report of Independent Accountants.